Exhibit 77Q1
AllianceBernstein Bond Fund, Inc.
811-02383



AllianceBernstein Bond Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company with respect to which AllianceBernstein Multi-Asset Inflation Strategy (the Portfolio) is one of four series. The
Portfolio seeks to gain exposure to commodities and commodities-related instruments and derivatives primarily through investments in AllianceBernstein Cayman Inflation Strategy, Ltd., a wholly-owned subsidiary of the Portfolio organized under the laws of the Cayman Islands
(the Subsidiary).  The Portfolio and the Subsidiary commenced operations on March 8, 2010.  This consolidated report on Form N-SAR relates to both
the Portfolio and the Subsidiary   The Subsidiary has entered into a
separate agreement with the Adviser for the management of the Subsidiarys portfolio. The Adviser receives no compensation from the Subsidiary for its services under the agreement.